

August 16, 2013

Via Facsimile
Mr. William T. Hull
Chief Financial Officer
RTI International Metals, Inc.
Westpointe Corporate Center One, 5th Floor
1550 Coraopolis Heights Road
Pittsburgh, PA 15108-2973

> **Re: RTI International Metals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 22, 2013**
> **File No. 1-14437**

Dear Mr. Hull:

We have reviewed your response letter dated July 15, 2013 and have the following comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 8. Financial Statements and Supplementary Data, page 37

Note 2 – Summary of Significant Accounting Policies, page 45
Revenue and Cost Recognition, page 54

1.   Please provide us the addendum you indicated you are preparing for your response to prior comment one from our letter dated July 2, 2013.

Note 5 – Income Taxes, page 60

2.   We note your response to prior comment three from our letter dated July 2, 2013, including your proposed disclosures. However, given the fact that your Canadian subsidiary has generated eight years of cumulative losses and that you anticipate additional losses, it remains unclear to us how you determined a tax valuation allowance is not required for your deferred tax asset related to Canadian tax loss carry-forwards. It appears to us that the cumulative losses over an extended time period are significant negative evidence that would be difficult to overcome, despite the positive evidence provided in your response. Please advise or revise. Refer to FASB ASC 740-10-30-21 through 30-23.

Mr. William T. Hull
RTI International Metals, Inc.
August 16, 2013
Page 2

Note 15 – Guarantor Subsidiaries, page 80

3.   We note your response to prior comment four from our letter dated July 2, 2013 that states "the excess of reimbursements received over expenses paid in cash during the period drives the Parent's positive cash flows from operations." However, it remains unclear to us why the positive cash flows of the parent appear to be significantly greater than the reimbursed expenses. It is also unclear to us if or how these arrangements were changed during the interim period. Please provide us details of the operating cash flows of the parent during each period presented, including the current interim period.

        Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide in response to these comments, we may have additional comments.

        You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding these comments.

                                        Sincerely,

                                        /s/ John Cash

                                        John Cash
                                        Accounting Branch Chief